Exhibit 6

English translation for informational purposes only.

Share Purchase Agreement

Buyer

Mainstream Holdings Co., Ltd.

Seller

MiCo Co., Ltd.

MiCoBioMed Co., Ltd.

2023. 12. 20.

Share Purchase Agreement

“This Share Purchase Agreement (hereinafter referred to as the ‘Agreement’) is entered into on December 20, 2023 (hereinafter referred to as the ‘Agreement Date’) by and between the parties below.”

1.

The buyer, Mainstream Holdings Co., Ltd. (hereinafter referred to as the ‘Buyer’), with its main office located at 11th Floor 11-B-05, Yulchon Building, 20, International Finance-ro, Yeouido-dong, Yeongdeungpo-gu, Seoul.”

2.	Attached as Annex 1, the sellers specified therein (hereinafter individually referred to as ‘(each) Seller’ and collectively referred to as ‘Sellers’).”

“In this agreement, the sellers and the buyer are individually referred to as ‘Party’ and collectively as ‘Parties.’ Additionally, the term ‘Counterparty’ or ‘Counterparty Party’ refers to the buyer in relation to the sellers and to the seller or sellers in relation to the buyer.”

Preamble

1.

TRINITY BIOTECH PLC (hereinafter referred to as the ‘Subsidiary’), with its headquarters located at IDA Business Park, Bray, County Wicklow, A98 H5C8, Ireland, primarily engages in the in vitro diagnostic testing business and is a company established and existing under the laws of Ireland.

2.

As of the date of this Agreement, MICO IVD HOLDINGS, LLC (hereinafter referred to as the ‘Target Company’) holds (i) ordinary shares equivalent to 29.3% of the total issued shares of the Subsidiary, totaling 44,759,388 common shares (11,189,847 shares based on ADS, hereinafter referred to as the ‘Target Company Held Shares’), and (ii) unsecured subordinated convertible bonds issued by the Subsidiary on May 3, 2022, with a total face value of $20,000,000 (hereinafter referred to as the ‘Target Company Held Bonds’; collectively referred to as the ‘Target Company Held Securities’).

3.

As of the date of this Agreement, the sellers currently own 100% of the investment interest in the Target Company, consisting of 4,800 units (hereinafter referred to as the ‘Target Interest’). The sellers intend to sell the Target Interest to the buyer in accordance with the provisions of this Agreement, as specified in Annex 1 hereto. The buyer intends to purchase the Target Interest from the sellers (hereinafter referred to as the ‘Transaction’).

In light of the foregoing, the parties hereby agree and covenant as follows:

Definitions

The terms used in this Agreement, unless otherwise defined in this Agreement, shall have the meanings as defined below:

The term ‘Laws’ shall mean, at any given time, the constitution, statutes, treaties, agreements, ordinances, rules, regulations, directives, bylaws, administrative regulations, and other similar rules and regulations that are validly enacted, in force, and possess legal force, as well as decisions, determinations, orders, and rulings of government agencies, adopted, promulgated, or applied by such government agencies.

The term ‘Transaction’ shall mean (i) the sale and purchase transaction of the Target Interest as contemplated by this Agreement and (ii) the performance of various obligations or undertakings by each party under this Agreement. Depending on the context, it may be interpreted to mean either (i) or (ii).

The term ‘Person’ shall mean an individual, corporation, non-corporate body or association, foundation, or government agency as defined hereinbelow.

The term ‘Proceedings’ shall mean any legal proceedings, application procedures, reconciliation in the course of trial, arbitration procedures, adjustment procedures, administrative adjudication procedures, inquiry procedures, investigation, or inspection procedures conducted by government agencies, and similar or equivalent procedures, as well as claims, filings, lawsuits, prosecutions, accusations, reports, notices of violation, or other disputes related thereto.

The term ‘Business Day’ shall mean a day on which commercial banks are open for business in the Republic of Korea (excluding Saturdays, Sundays, holidays, and days when only selected bank branches are open for business).

The term ‘Claim’ shall mean the existence of any cause of action or other matters where a written notice (including notice by electronic mail, as defined in this provision) has been claimed or is claimed to have been made or may be made.

The term ‘Government Agency’ shall mean legislative bodies, administrative agencies, judicial authorities, and natural persons, corporations, organizations, institutions, and other legal entities exercising delegated or equivalent authority or functions therefrom, both domestically and internationally (including arbitration institutions, the Korea Exchange, etc.).

The term ‘Government Approval’ shall mean all acts and procedures required by laws for approval, permission, registration, authorization, reporting, and notification in relation to any fact or action involving government agencies.

The term ‘Base Financial Statements (Target Company)’ shall mean the audited financial statements of the Target Company as of September 30, 2023.

The term ‘Base Financial Statements (Subsidiary)’ shall mean the publicly disclosed financial statements of the Subsidiary as of June 30, 2023.

The term ‘Encumbrances’ shall mean (i) security rights such as pledge, lien, mortgage, transferable collateral rights, (ii) lease, sublease, superficies, easements, and other rights to use or derive income, (iii) attachment, provisional attachment, provisional disposition, foreclosure, enforcement order, and other enforcement measures under the National Tax Collection Act or Local Tax Collection Act, (iv) acquisition prescription, adverse possession, conformity, expropriation, and other grounds for loss of ownership, and (v) agreements such as preemptive rights, trust, disposal prohibition, right of first refusal (RoFR), right of first offer (RoFO), call option, co-sale right (Drag Along Right), or tag-along right (Tag Along Right).

The term ‘Tax’ or ‘Taxes’ shall mean corporate income tax, income tax, value-added tax, local tax, capital gains tax, education tax, property tax, acquisition tax, registration tax, license tax, customs duty, and all other taxes, national health insurance premiums, employment insurance premiums, national pension, industrial accident compensation insurance premiums, and other social security contributions imposed by government agencies, as well as surtax, interest, fines, penalties, and additional fees related thereto.

The term ‘Material Contract’ shall mean any of the following contracts, each of which is entered into by the Target Company as a party and is currently in force: (i) if the aggregate amount of a series of contracts based on substantially the same cause exceeds the amount criteria specified below, the entire series of contracts related to the same cause shall be deemed a Material Contract; (ii) if multiple contracts are entered into in connection with a specific transaction, the entire series of such contracts shall be deemed a Material Contract; and (iii) the form of the contract, whether oral or written (regardless of the title), shall be considered, and whether it is explicit or implicit shall not be considered.

(1)

A contract for the sale or supply of assets or goods, where the transaction value exceeds $1,000 (x), a contract for the purchase of assets or goods, where the transaction value exceeds $1,000 (y), and a contract for the sale, purchase, or supply of services, where the transaction value exceeds $1,000 (z).

(2)	Contracts involving capital expenditures exceeding $1,000, whether already incurred or planned.

(3)	Contracts related to providing collateral for real estate, personal property, or other assets with a book value or fair value exceeding $1,000.

(4)	Lease or rental contracts for real estate, personal property, or other assets where the total amount, including security deposits and annual rent (or annual lease fees), exceeds $1,000.

(5)	Contracts related to lending, borrowing, issuing or acquiring bonds, or providing guarantees for amounts exceeding $1,000 on a principal basis.

(6)	Investment-related contracts for stocks, bonds, funds, or other financial instruments where the investment amount exceeds $1,000.

(7)	Contracts entered into with shareholders or investors related to the issuance of stocks, shares, or bonds.

(8)	Contracts related to option trading, including call options or put options, swap transactions, and other derivative transactions.

(9)

Contracts related to the license or permission to use intellectual property rights. However, general software license agreements typically entered into in the ordinary course of business, following the terms of the licensor, are excluded..

(10)

Contracts promising or providing compensation, benefits, or perks, regardless of their form or designation, to specific employees, such as stock options, special bonuses, performance incentives, salary guarantees, special allowances, etc. However, contracts that apply generally to all executives or employees and are typically paid or provided within normal ranges according to internal regulations are excluded.

(11)

Contracts such as joint venture agreements, joint management agreements, co-ownership agreements, partnership agreements, or similar agreements with third parties involving the sharing of investments, profits, revenues, costs, or obligations.

(12)

Any contracts entered into with other companies, shareholders, or investors (including past shareholders or investors), management, or other employees, related to investments in other companies, acquisition or disposal of shares, equities, or bonds of other companies, or rights and obligations as a shareholder or investor in other companies.

(13)	Contracts related to mergers, demergers, significant business transfers, comprehensive stock swaps, or transactions related to the transfer of businesses.

(14)

Contracts entered into with related parties or related parties of the seller (determined as of the date of the contract). However, contracts entered into in the ordinary course of business at fair market prices in accordance with the terms of the relevant company are excluded.

(15)	Contracts entered into with government agencies.

(16)

Contracts restricting the business, competition, monopoly rights, most favored nation conditions, minimum or exclusive purchase/supply conditions, and other agreements that restrict the ability of the target company to freely compete, purchase or sell, or otherwise conduct business.

(17)

Contracts that constitute a breach or non-performance of any agreement by the target company, result in the loss of benefits or other rights under a deadline, cause an unfavorable change in contract conditions, grant termination or rescission rights to the counterparty, or give rise to approval rights for the counterparty in connection with the conclusion of this agreement or the performance of this transaction.

“Intellectual Property Rights” means, regardless of registration or application in the relevant country or region, (i) patents, copyrights, design rights, utility model rights, trademark rights, service mark rights, rights to computer program copyrights, rights to use trademarks, rights to internet domain names, inventions, discoveries, processes, technical data, specifications, technologies, databases, trade secrets, research and development information and outcomes, know-how, computer software, applications, systems, and all other intellectual property rights, and (ii) license rights to the above intellectual property rights received from others.

“Ordinary Course of Business (Business Activity)” means the lawful business activities that the Company regularly conducts within its usual business scope in the normal course of business, conforming to the past normal business practices (including compliance in terms of quantity, quality, and frequency).

“Related Party” means, in relation to any person, any other person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such person. “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, contract rights, or otherwise, and the existence of such control is determined as of the date of determining the related party status.

“Required Government Approval” means any approval that the relevant party, the target company, and/or the subsidiary must receive or complete in connection with the conclusion and performance of this agreement.

“Required Third-Party Approval” means any notice or consultation with a third party or approval or consent from a third party that the relevant party, the target company, and/or the subsidiary must receive or complete in connection with the conclusion and performance of this agreement. This includes situations where failure to obtain such approval or consent, or failure to comply with the notice, consultation, or any other requirements, would constitute a breach of the agreement, entitle the counterparty to terminate or rescind the agreement, or result in other detrimental consequences such as loss of benefits under the agreement.

Article 1 Sale of Target Stake

Pursuant to this agreement, the Sellers agree to sell the Target Stake to the Buyer, and the Buyer agrees to purchase the Target Stake from the Sellers.

Article 2 Purchase Price

The total purchase price for the Target Stake that the Buyer must pay to the Sellers under this agreement is KRW 15,000,000,000 (hereinafter referred to as the “Purchase Price”). The specific purchase price for each Seller is as set forth in Appendix 1. The Purchase Price shall not be subject to any adjustments or settlements, except as provided in Article 8 regarding damages.

Article 3 Transaction Conclusion

3.1 Transaction Conclusion

The conclusion of this transaction (hereinafter “Transaction Conclusion”) is based on the assumption that all the conditions precedent set forth in Article 5 are satisfied (including instances where one party waives the satisfaction of the conditions precedent as per Article 5). The Transaction Conclusion shall take place on December 21, 2023, or on a date agreed upon by the parties (hereinafter the “Transaction Conclusion Date”), at the office of Yulchon LLC, located at 38th floor, Parnas Tower, 521 Teheran-ro, Gangnam-gu, Seoul (provided, however, that in the event the parties agree otherwise, it shall be at the agreed-upon location).

3.2 Sellers’ Performance at Transaction Conclusion

Upon the Transaction Conclusion Date, the Sellers shall, simultaneously with the Buyer’s fulfillment of the matters set forth in Article 4.3, transfer the Target Stake, free from any encumbrances, and provide the following documents to the Buyer:

(1) Certificate of investment representing the Target Stake (if issued).

(2) A copy (original certified) of the register of employees of the Target Company, or equivalent document, evidencing the registration of the Target Company’s employees in accordance with the contents compliant with this transaction.

(3) Receipts for the Purchase Price specified for each Seller in Appendix 1.

(4) A copy (original certified) of the Sellers’ internal authorizing documents regarding the conclusion and performance of this agreement.

(5) Any other documents reasonably requested by the Buyer in accordance with its rights under this agreement.

3.3 Buyer’s Performance at Transaction Conclusion

On the Transaction Conclusion Date, the Buyer shall, concurrently with the Sellers’ fulfillment of the matters set forth in Article 3.2, perform the following:

(1) Immediately transfer the Purchase Price to the Sellers’ bank account, as notified in advance by the Sellers (notification to be made no later than 1 business day before the Transaction Conclusion Date).

(2) Provide the Sellers with a copy (original certified) of the Buyer’s internal authorizing documents regarding the conclusion and performance of this agreement.

(3) Any other documents reasonably requested by the Sellers in accordance with their rights under this agreement.

Article 5 Preconditions for Transaction Conclusion

5.1 Preconditions for the Obligation of All Parties for Transaction Conclusion

The obligation of each party to conclude the transaction under this agreement is conditional upon the satisfaction of the following conditions before the transaction conclusion:

(1) There shall be no laws that restrict or prohibit the transaction contemplated.

5.2 Preconditions for the Buyer’s Obligation for Transaction Conclusion

The obligation of the Buyer to conclude the transaction under this agreement is subject to the satisfaction of the following conditions or the written waiver thereof by the Buyer before the transaction conclusion:

(1) The representations and warranties of the Sellers as stipulated in Article 7.1 of this agreement shall be true and accurate as of the date of the agreement and the current date of the transaction conclusion (provided that if the representations and warranties are explicitly with respect to a specific date or specific point in time, they shall be true and accurate as of that date or time).

(2) The Sellers shall have performed or complied with all covenants and obligations they are required to perform or comply with under this agreement on or before the transaction conclusion date.

(3) The Sellers, the Target Company, and the Relevant Subsidiary shall have obtained or completed all necessary government approvals and necessary third-party approvals that must be obtained or completed before the transaction conclusion, and in the process, no new conditions shall have been imposed or existing necessary third-party approvals or contract terms shall have been unfavorably changed for the Target Company and the Relevant Subsidiary.

5.3 Preconditions for the Sellers’ Obligation for Transaction Conclusion

The obligation of the Sellers to conclude the transaction under this agreement is subject to the satisfaction of the following conditions or the written waiver thereof by the Sellers before the transaction conclusion:

(1) The representations and warranties of the Buyer as stipulated in Article 7.2 of this agreement shall be true and accurate as of the date of the agreement and the current date of the transaction conclusion (provided that if the representations and warranties are explicitly with respect to a specific date or specific point in time, they shall be true and accurate as of that date or time).

(2) The Buyer shall have performed or complied with all covenants and obligations they are required to perform or comply with under this agreement on or before the transaction conclusion date.

(3) The Buyer shall have obtained or completed all necessary government approvals and necessary third-party approvals that must be obtained or completed before the transaction conclusion.

Article 6 Commitments

The parties hereby commit to the following actions or inactions from the date of the agreement until the transaction conclusion date (provided that in the event this agreement is terminated before the transaction conclusion date, until the termination date):

Each party shall (i) promptly obtain any necessary third-party approvals required for the conclusion and performance of this agreement (including approvals required for the Target Company and the Relevant Subsidiary in the case of the Sellers), (ii) submit timely the documents or materials required for this purpose to government agencies or other third parties, and (iii) use best efforts to fulfill the preconditions applicable to the counterparty’s obligation for transaction conclusion under this agreement. Each party shall promptly notify the counterparty, along with relevant documentation, upon obtaining any necessary third-party approvals as contemplated in this clause (in the case of the Sellers, including approvals obtained for the Target Company and the Relevant Subsidiary).

Each party shall immediately notify the counterparty if (i) the party becomes aware of any reason why its representations and warranties under this agreement may become inaccurate, (ii) the party fails to perform or satisfy any material covenant, condition, or agreement under this agreement, or (iii) the party receives notice to obtain necessary third-party approvals or any notice from government agencies related to the conclusion or performance of this agreement or the transaction contemplated hereby. However, such notification shall not be deemed a cure of such reason, a correction of a violation of representations and warranties, or a satisfaction of the conditions.

The Sellers, except for matters explicitly scheduled or required for performance under this agreement for the completion of this agreement (specifically including actions such as the agreement’s conclusion and capital expenditure), shall ensure that, until the transaction conclusion, the Target Company (i) engages in business activities as usual in the ordinary course of business, (ii) maintains existing business relationships and employees, and (iii) refrains from taking any of the following actions without the prior written consent of the Buyer (provided, however, that the Buyer’s consent shall not be unreasonably withheld or delayed, and unless the Buyer provides separate notice of disagreement within 3 business days of the date on which the Buyer requests consent, it shall be deemed to have consented):

Issuance of new securities or rights that could be converted into or exchanged for shares or otherwise give rise to an obligation to issue new shares.

Merger, division, or modification of terms of shares, change of type of shares, or any action that may increase or decrease the total number of issued shares, par value, or capital of the relevant company.

Amendment of articles of incorporation.

Declaration or payment of dividends.

Acquisition, disposition, or retirement of treasury shares.

Initiation of dissolution, bankruptcy, or reorganization proceedings.

Conclusion, application, modification, amendment, renewal, termination (including allowing expiration of the term without renewal), or rescission of significant contracts or government approvals; arbitrary or arbitrary acts or omissions constituting a material breach of obligations under significant contracts or government approvals upon notice or expiration of a certain period.

Increase in salary or other compensation for employees (excluding increases performed regularly in the ordinary course of business similar to the past) or changes in working conditions related to executives; establishment or amendment of provisions or policies related to executive bonuses or compensation; payment of new funds or consideration of a nature or consideration of new monetary or consideration in connection with the transaction, regardless of the nominal amount; changes in conditions, regulations, or policies related to compensation, benefits, or other employment conditions or welfare; and establishment, amendment, or abolition of provisions or policies related to compensation, benefits, or other employment conditions or welfare associated with the transaction.

Initiation, withdrawal, abandonment, or settlement of litigation or other legal proceedings.

Change in accounting policies, practices, or procedures; change in external auditors.

Agreement on tax audits, amendment of tax returns, change of taxable year, change in tax treatment principles or procedures, or waiver of tax refund rights.

Withdrawal, cancellation, waiver, or exemption of withdrawal rights or other rights.

The Sellers shall not, directly or indirectly, discuss or negotiate with any third party other than the Buyer regarding any transaction related to the Target Company, including the issuance of shares of the Target Company (including securities that can be converted into shares, as defined below), the transfer of shares of the Target Company, the transfer of the Target

Company’s business or significant assets, and financing transactions similar to or conflicting with the transaction contemplated hereby. If the Sellers receive inquiries or proposals from such third parties, they shall promptly notify the Buyer of the content of such inquiries or proposals and the identity of the third party.

The Sellers shall cause the Target Company to (i) avoid interfering with the usual business activities of the Target Company and not violate relevant laws within the scope that does not interfere with the usual business activities and does not violate relevant laws, (ii) provide reasonable prior notice under the written consent of the Sellers so that the Buyer’s employees, advisors, agents can visit the Target Company’s office and interview employees during business hours, and (iii) provide or allow access to documents and information requested reasonably by the Buyer’s employees, advisors, agents.

The Sellers shall cause the Target Company to appoint the Buyer’s designated person as an executive officer of the Target Company and to make the Member in the Limited Liability Agreement or Operating Agreement the Buyer, and take measures to change the Manager to the person designated by the Buyer, and the Buyer shall promptly notify the Sellers of such designation and cooperate with the signing of the Agreement.

Article 7 Representations and Warranties

7.1 The Sellers hereby make the representations and warranties set forth in Schedule to the Buyer.

7.2 The Buyer hereby makes the representations and warranties set forth in Schedule to the Sellers.

Article 8 Indemnification

8.1 Sellers’ Indemnification Obligation: Subject to the conditions and limitations set forth in Article 8 of this Agreement, the Sellers shall indemnify the Buyer for any losses incurred by the Buyer as a result of the Sellers’ representations, warranties, covenants, or other obligations under this Agreement.

8.2 Buyer’s Indemnification Obligation: Subject to the conditions and limitations set forth in Article 8 of this Agreement, the Buyer shall indemnify the Sellers for any losses incurred by the Sellers as a result of the Buyer’s representations, warranties, covenants, or other obligations under this Agreement.

8.3 Duration of Representations and Warranties: The representations and warranties made by each party under this Agreement shall remain valid and effective for a period of 12 months from the Closing Date. In the event of a breach of any representation or warranty, the party seeking indemnification (“Indemnified Party”) may notify the other party (“Indemnifying Party”) in writing within the specified period, providing detailed information on the specific items, content, supporting documentation, and the amount of damages incurred (or a reasonable estimate if the amount is undetermined).

8.4 Limitation of Indemnification Liability: The indemnification liability of the parties under Article 8.1 and Article 8.2 is subject to the following limitations:

The Indemnified Party must take all reasonable measures to minimize damages upon becoming aware of circumstances that could give rise to such damages. The Indemnified Party cannot claim indemnification for damages resulting from its failure to take reasonable steps to minimize damages.

Indemnification liability under this Agreement shall not be duplicated for facts and circumstances constituting a violation of one or more representations, warranties, covenants, or obligations.

8.5 Third-Party Claims: If a third party makes a claim against the Indemnified Party (including the Target Company) that could reasonably give rise to indemnification obligations of the Indemnifying Party under this Agreement, the Indemnified Party must, promptly after becoming aware of such claim, provide written notice to the Indemnifying Party, allowing the Indemnifying Party to take charge of the defense of such claim. However, the Indemnified Party may participate in the defense at its own expense, and the Indemnification liability of the Indemnifying Party is not exempted unless the Indemnified Party’s notice results in actual harm to the Indemnifying Party. Except with the prior written consent of the Indemnified Party (excluding consent unreasonably withheld or delayed), the Indemnifying Party cannot settle, compromise, or otherwise adjust any such claim or litigation that affects the Indemnified Party’s non-monetary obligations, or fully release the Indemnified Party from all liabilities related to such claim or litigation. If the Indemnifying Party does not, within 30 days from the date of receipt of the written notice, notify the Indemnified Party in writing that it will undertake the defense of the claim or litigation, or that it will not undertake the defense, the Indemnified Party is authorized to handle the claim or litigation at the expense of the Indemnifying Party, unless otherwise agreed upon in writing by the Indemnifying Party (excluding unreasonable refusal or delay of such consent).

Article 9 Termination

9.1 Termination by Mutual Agreement: This Agreement may be terminated by written agreement of the parties at any time before the Closing.

9.2 Termination: This Agreement may be terminated by written notice from one party to the other if any of the following events occur. However, a party responsible for the occurrence of events listed below may not terminate this Agreement:

If the representations and warranties of the other party are false or materially inaccurate, or if the other party breaches the covenants or obligations under this Agreement, resulting in the non-fulfillment of the conditions precedent to the terminating party’s obligation to close this Agreement, and the breaching party fails to remedy the breach within 10 business days after receiving a written notice of such breach (provided that if the nature of the breach is such that it cannot be cured, the notice of remedy is not required, and the party in breach cannot exercise termination rights under this section).

If a party fails to perform its obligations for the closing of this Agreement on the day it is required to perform, despite all conditions precedent to the closing obligation being satisfied or waived in writing, excluding cases where the failure to perform is due to the proper exercise of the simultaneous performance rights, and the non-performing party cannot exercise termination rights under this section as a result of the other party’s exercise of simultaneous performance rights.

If bankruptcy proceedings or rehabilitation proceedings under the Debtor Rehabilitation and Bankruptcy Act are initiated against the other party, or an application for the commencement of such proceedings is filed with a court, or in the case of commencement of workout or similar procedures by creditors, or default in the payment of promissory notes.

If the closing is not completed by the date one month after the execution date of this Agreement (hereinafter referred to as the “Closing Deadline”) (provided that a party with attributable reasons for the failure of the closing under this Agreement cannot exercise termination rights under this section).

The parties may not terminate this Agreement after the closing under any circumstances. If a party terminates this Agreement, it must do so in its entirety, and partial termination is not allowed. The party terminating this Agreement must give written notice to the other party, and upon such written notice, this Agreement is immediately terminated without any further action by the parties.

9.3 Effects of Termination:

If this Agreement is terminated pursuant to Article 9.1 and Article 9.2, this Agreement and the rights and obligations arising hereunder are conclusively extinguished, and each party is released from its obligations under this Agreement. However, the liability for a breach of obligations under this Agreement that occurred before termination shall not be extinguished and shall remain valid. The provisions of Articles 1, 8, and 11 of this Agreement shall continue to be effective even if this Agreement is terminated for reasons other than a breach. Termination of this Agreement does not affect the liability of a party for a violation of its obligations under this Agreement before termination.

If this Agreement is terminated, the Buyer shall (i) immediately return to the Seller all documents and materials received from the Seller, Seller’s advisors, the Target Company, subsidiaries related to this transaction (including employees), and their representatives, and dispose of copies of such documents and materials held by the Buyer, and (ii) maintain in confidence all information obtained by the Buyer in connection with this transaction.

Article 10 Confidentiality

10.1 Non-Disclosure: Each party agrees not to disclose the contents of this Agreement to any third party without the prior written consent of the other party. Each party shall maintain in confidence any confidential information concerning the other party (including but not limited to production methods, sales methods, and other technical or managerial information that is not publicly known, has independent economic value, and is kept confidential through reasonable efforts). However, the obligation of confidentiality does not apply to the following information or data:

Information that is already publicly disclosed without a breach of the confidentiality obligation under this Agreement.

Information obtained independently from a source other than this Agreement without a breach of the confidentiality obligation under this Agreement.

Information developed independently without using or referring to information received from the other party.

Information that is required to be provided or disclosed by law, court, or other government agencies. However, in such a case, each party must disclose the information only to the extent required by applicable laws and regulations.

Information for which written consent has been obtained from the other party.

Information provided to employees, special affiliates, and their employees, each party’s agents, advisors, shareholders, employees, investors and potential investors, lenders, and other stakeholders to the extent necessary for the performance of this Agreement or to obtain consent, approval, etc., within a reasonable scope. However, information within the reasonable scope of the purpose must be provided.

10.2 Return or Disposal of Confidential Information: In the event that this Agreement becomes null and void due to termination or any other reason, each party must return or obtain the consent of the other party to dispose of the confidential information received from the other party and its employees and advisors related to this transaction. Each party must also keep all information obtained in connection with this transaction confidential. However, if one party notifies the other party of the receipt of confidential information and the other party unreasonably refuses to comply or delays receipt for more than one month without notice, the notifying party may dispose of the confidential information in a manner it deems appropriate.

10.3 Duration of Confidentiality Obligation: The confidentiality obligation under this Article shall remain effective for a period of one year even after the termination of this Agreement.

Article 11 Notice

Unless otherwise stipulated in this Agreement, any notice, demand, or other communication required under this Agreement or related to this Agreement shall be in writing and shall be delivered by registered mail, email, or courier service (which may be changed from time to time by notice under this clause). Notices related to this Agreement shall become effective upon receipt by the receiving party, and:

(i) In the case of mail, at the time of delivery;

(ii) In the case of registered mail or courier service, three (3) business days after the date of dispatch;

(iii) In the case of email, when the recipient confirms receipt (provided that if the email is confirmed received after business hours on a business day, it shall be deemed received on the next business day).

Notice to Buyer:

Mainstream Holdings Co., Ltd.

Address: 11th Floor, 11-B-05, Yulchon Building, 20 Gukjegeumyung-ro, Yeouido-dong,

Yeongdeungpo-gu, Seoul, South Korea

Attention: Kim Changhee

Phone:

Email:

Notice to Seller (Mico Corporation):

Mico Corporation

Address: 68 Dongtan-sandan2-gil, Hwaseong-si, Gyeonggi-do, South Korea

Attention: Jeong Daero

Phone:

Email:

Notice to Seller (Mico BioMed Corporation):

Mico BioMed Corporation

Address: 3rd and 4th Floor, 54 Changup-ro, Sujeong-gu, Seongnam-si, Gyeonggi-do, South Korea

Attention: Jeong Hyoyoon

Phone:

Email:

Article 12 Miscellaneous Provisions

12.1 Entire Agreement. This Agreement constitutes the final and complete agreement between the parties regarding the subject matter of the transaction, and any prior oral or written agreements are nullified by the execution of this Agreement.

12.2 Interpretation Principles.

(i) “This Agreement,” other agreements, or documents refer to this Agreement, including modifications, amendments, or supplements made from time to time.

(ii) Terms such as “including,” “include,” etc., shall be deemed to include the phrase “without limitation.”

(iii) The singular includes the plural, and vice versa.

(iv) Unless expressly defined as “business days,” days refer to calendar days.

(v) “Or” is not exclusive but inclusive.

(vi) Phrases like “under this Agreement,” “in this Agreement,” etc., refer to the entire Agreement.

(vii) Sections, clauses, or appendices refer to the respective sections, clauses, or appendices of this Agreement.

(viii) Dates refer to dates in South Korea.

(ix) “Written” includes email or other electronic documents. Appendices and annexes are construed as if fully set forth in this Agreement. Section headings are inserted for convenience and do not affect the interpretation of the Agreement.

12.3 Assignment and Successors. No party may assign or transfer its position, rights, or obligations under this Agreement to a third party without the prior written consent of the other party.

12.4 Amendment and Waiver. Any changes to this Agreement must be in writing and signed by both parties. Failure to exercise any right by a party does not waive that right, and any waiver must be in writing.

12.5 Severability. If any provision is invalid, illegal, or unenforceable, it shall be replaced with a valid provision that best reflects the original intent. The remaining provisions’ validity, legality, or enforceability is unaffected.

12.6 Force Majeure. Neither party is responsible for failure to fulfill obligations due to events beyond its control, such as fire, storm, flood, earthquake, war, government regulations, or actions.

12.7 Costs. Each party bears its costs related to the execution and performance of this Agreement unless the agreement is terminated due to one party’s fault, in which case the defaulting party bears all costs.

12.8 Late Payment Interest. If a party fails to pay the required amount by the due date, it shall pay the other party interest at a rate of fifteen percent (15%) per annum from the day after the due date until the actual payment date.

12.9 Taxes. Except as otherwise specified, each party is responsible for paying taxes imposed on it under South Korean law related to the execution and performance of this Agreement.

12.10 Governing Law. This Agreement is governed by the laws of South Korea.

12.11 Dispute Resolution. In case of any dispute arising out of or in connection with this Agreement, the parties shall make efforts to resolve it amicably. If no resolution is reached, the parties agree to submit to the exclusive jurisdiction of the Seoul Central District Court as the court of first instance.

[Below is the margin for the page with signatures and seals.]

To authenticate the formation of this agreement, the parties will prepare this contract on the date of its execution and sign or affix their seals, each acting in the capacity of a party, authorized representative, or agent.

Buyer: /s/ Kim Chang-hee

Mainstream Holdings LLC.

11th Floor, 11-B-05, Yulchon Building, 20, Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul, Republic of Korea

Authorized Representative: Kim Chang-hee (Seal)

[Annex 1]

To authenticate the formation of this agreement, the parties will prepare this contract on the date of its execution and sign or affix their seals, each acting in the capacity of a party, authorized representative, or agent.

Seller: /s/ Lee Seok-yoon

Company: Mico Co., Ltd.

Address: 68 Dongtan-sandan2-gil, Hwaseong-si, Gyeonggi-do

CEO: Lee Seok-yoon (Seal)

[Annex 1]

To authenticate the formation of this agreement, the parties will prepare this contract on the date of its execution and sign or affix their seals, each acting in the capacity of a party, authorized representative, or agent.

Seller: /s/ Hong Young-seok

Company: Micobiomed Co., Ltd.

Address: 54 Changup-ro, Sujeong-gu, Seongnam-si, Gyeonggi-do, 3rd and 4th floor

CEO: Hong Young-seok (Seal)

[Annex 1]

Annex. 1

Seller List

No.	Seller	selling shares	purchase price
1	Mico Co., Ltd.	3,801	KRW 11,878,125,000
2	Micobiomed Co., Ltd.	999	KRW 3,121,875,000

	Total	4,800	KRW 15,000,000,000

[Annex 1]

Annex. 7.1

The statements and assurances of the sellers:

Sellers represent and warrant that the following matters concerning the buyers are true and accurate as of the date of the execution of this agreement and the closing date of the transaction. However, representations and warranties based on a specific date are true and accurate as of that specific date.

A. Information Regarding Sellers and Target Interests:

(1) Sellers are a legal entity duly established and validly existing under the laws of the Republic of Korea.

(2) Sellers have the necessary authority and qualifications to enter into this agreement and fulfill the obligations under this agreement.

(3) Sellers have completed all valid and legal internal authorization procedures, including board resolutions, necessary for entering into and performing this agreement.

(4) This agreement is validly executed by Sellers and is enforceable against Sellers in accordance with the conditions of this agreement.

(5) The execution and performance of this agreement by Sellers do not violate Sellers’ articles of incorporation or relevant laws.

(6) No governmental or third-party approvals necessary for Sellers to enter into and perform this agreement are required. There are no legal actions prohibiting or restricting the transaction with Sellers, and there is no likelihood of such legal actions.

(7) Sellers have legal and valid ownership of the Target Interests, and these interests have been lawfully issued without any restrictions. Ownership of the Target Interests will be transferred to the buyers upon the completion of the transaction without any encumbrances.

B. Information Regarding the Target Company:

(1) Establishment and Existence. The Target Company is lawfully established and validly existing

[Annex 7.2]

under the laws of the State of Delaware, and it has the legal authority, capacity, and power to engage in its current business activities and to own and use its assets. There are no reasons for the dissolution, liquidation, or initiation of bankruptcy, debtor recovery proceedings, or similar procedures for the Target Company under applicable laws.

(2) Nonexistence of Violations. The execution and performance of this agreement by Sellers do not violate relevant laws or government approval conditions applicable to the Target Company, its organizational documents, or result in any encumbrances on the Target Company’s shares or assets. The transaction does not trigger any violations or defaults or result in the termination, invalidation, cancellation, rescission, or suspension of agreements related to the Target Company.

(3) Capital of the Target Company. As of the execution date of this agreement, the Target Company’s capital is $48,000,000, lawfully and validly paid in accordance with the laws of the State of Delaware. The Target Company has not issued any securities or rights that could convert or exchange into its shares, nor has it entered into any agreements related to the issuance of such securities. There is no dilution of the Target Company’s shares.

(4) Audited Financial Statements of the Target Company. The audited financial statements of the Target Company have been prepared in accordance with relevant laws and International Financial Reporting Standards (IFRS). These financial statements accurately and fairly represent the consolidated and separate financial position, operating results, changes in equity, and cash flows of the Target Company as of the date and for the period indicated. Except for the obligations reflected in the financial statements, there are no outstanding liabilities, responsibilities, or obligations (including external liabilities or contingent liabilities). The Target Company’s accounts receivable (including accounts receivable from sales) have been generated in the ordinary course of business, are recoverable within a reasonable period, and do not have any restrictions, offsets, or adjustments. The accounts receivable do not include any set-offs, deductions, or restrictions.

(5) Absence of Material Adverse Effect. (i) The Target Company has conducted its business in the ordinary course, and (ii) no events or circumstances have occurred or are reasonably expected to occur that would have a material adverse effect on the Target Company.

(6) Compliance with Laws. The Target Company has complied with all applicable laws concerning its current business operations, and it has not been subject to any sanctions by government agencies for violations of laws. There is no likelihood of receiving sanctions due to legal violations or similar events.

(7) Government Approval. The Target Company, in conducting its current business operations, has obtained all necessary government approvals (including approvals related to assets owned, used, or occupied by the Target Company, but not limited to them) which are legally and validly existing. The Target Company has complied with the conditions required by these government approvals,

[Annex 7.2]

fulfilled obligations such as reporting, permits, compliance with standards, and various inspection obligations accompanying these government approvals in a lawful manner. The Target Company has not engaged in any acts that could lead to their cancellation or suspension, and there are no reasons or circumstances that would result in a violation, cancellation, or suspension of these government approvals. No lawsuits related to these government approvals exist against the Target Company, and there is no risk of such lawsuits arising.

(8) Intellectual Property and Trade Secrets. The Target Company currently possesses legal and valid ownership or usage rights without encumbrances regarding intellectual property it owns or uses. Registrations and applications related to intellectual property are all in a valid state, and there are no grounds for the invalidation or cancellation of these intellectual property rights. The Target Company is not obligated to pay compensation to third parties (including former or current employees of the Target Company) in connection with the use of intellectual property, excluding fees payable under contracts related to the use of intellectual property. There are no rights held by third parties to claim compensation from the Target Company in relation to its intellectual property. The use of the Target Company’s intellectual property does not conflict with the intellectual property of others, and the Target Company has not received any notices alleging infringement of third-party intellectual property. Regarding intellectual property corresponding to inventions created by employees and owned by the Target Company, the Target Company has legally succeeded to the rights in accordance with relevant laws, regulations, and agreements and has provided proper compensation to the inventors. Third parties do not infringe on the intellectual property of the Target Company. The Target Company has taken reasonable measures to protect its trade secrets and has not infringed on the trade secrets of third parties.

(9) Assets. The Target Company legally owns or has usage rights to real estate, medium and heavy machinery, automobiles, other tangible assets, memberships, and other intangible assets, and securities related to its current business operations. Regarding leased assets, the Target Company has complied with all lease agreements, paid all rents and other amounts due under the lease agreements before or on each due date, and has not violated or failed to fulfill any lease agreement.

(10) Owned Shares. As of the closing date, the Target Company does not hold shares or interests in any other company besides the shares it owns.

(11) Significant Contracts. Significant contracts of the Target Company have been legally executed, are binding on the Target Company and the other contracting parties, comply with relevant laws, and do not contain any provisions or circumstances that could render them void or cancellable. The Target Company can legally exercise its rights under these contracts. The Target Company has not received notices of termination, rescission, or refusal to perform contractual obligations or delays in performance under significant contracts, nor is there any concern about such events occurring.

[Annex 7.2]

(12) Personnel and Labor. Employment contracts, employment regulations, and collective bargaining agreements of the Target Company comply with relevant laws, and the Target Company has adhered to laws, employment contracts, employment regulations, and collective bargaining agreements related to personnel and labor in all significant aspects. The Target Company has paid all wages, various allowances, bonuses, retirement benefits, and other contributions or contributions required to be paid to employees under laws, employment contracts, employment regulations, and collective bargaining agreements. The transaction does not accelerate or increase compensation or monetary payment obligations to employees or result in a change in the Target Company’s obligations under labor contracts or other employment-related agreements. The Target Company is not currently experiencing strikes, collective actions, or labor disputes, and there is no anticipated risk of strikes, collective actions, or labor disputes. No lawsuits related to personnel and labor laws are currently underway, and there is no anticipated risk of such lawsuits.

(13) Related Party Transactions. Conditions of related party transactions entered into by the Target Company do not violate laws, conform to fair transaction conditions between independent parties, and are not unfavorable to the Target Company compared to normal transaction conditions with unrelated third parties.

(14) Taxation. The Target Company has timely paid all taxes it is obligated to pay under relevant laws, and all tax filings and reports required by law have been timely made and are accurate and factual (excluding cases where there are reasonable provisions for disputed amounts). Taxes that have been determined or confirmed but are not yet due have been properly accounted for as liabilities in the financial statements. There are no pending lawsuits related to taxes borne by the Target Company, and there is no anticipated risk of such lawsuits. The Target Company is not currently undergoing tax audits or investigations, and there is no expectation of such audits or investigations.

(15) Litigation. There are no ongoing or pending lawsuits related to the business of the Target Company or against the Target Company or its employees. There is no anticipated risk of such lawsuits arising.

(16) Environment, Safety, and Health. The Target Company has complied with environmental, safety, and health regulations in all significant aspects related to (i) the past and/or current business activities of the Target Company and (ii) properties owned or used by the Target Company in relation to air, water, waste, noise, land, marine pollution, environmental protection, hazardous substance management, safety, and health (“ES&H Requirements”). The Target Company holds all necessary government permits legally and validly in all significant aspects. There is no evidence that the Target Company has received notices of violations of ES&H Requirement-related laws or government permits from government agencies or third parties that could have a significant adverse impact. As far as the Sellers are aware, there are no reasons to believe that investigations, post-remediation, corrective actions, or obligations to remedy or correct ES&H Requirement-related laws that would significantly adversely affect the Target Company’s operations or assets are likely to occur.

[Annex 7.2]

(17) Insurance. The Target Company has obtained all insurance required by law or contract, and the insurance contracts entered into by the Target Company have been legally executed. The relevant insurance premiums have been timely paid, and the insurance policies are currently valid. There are no limitations or burdens on the insurance claims rights of the Target Company. There are no ongoing lawsuits related to insurance contracts entered into by the Target Company, and there is no anticipated risk of such lawsuits.

(18) Borrowings and Collateral; Non-Existence of Default. The Target Company does not have any borrowings, and there is no collateral related to borrowings. The Target Company is not in a state of default for borrowings that have matured, and there is no reason for the loss of time-related benefits for borrowings that are due to mature.

(b) Information Regarding Subsidiary

(1) Ownership of Subsidiary Shares. The Target Company legally owns shares of the Subsidiary and has legal and valid ownership rights. The shares of the Subsidiary were lawfully issued, and there are no limitations or burdens set on them.

(2) Establishment and Existence. The Subsidiary has been legally established under Irish law and validly exists. It is conducting its current business operations legally, possesses the necessary legal authority, capabilities, and permissions to own and use its assets. There is no reason, to the Sellers’ knowledge, for the Subsidiary to be dissolved or liquidated, commence insolvency or debtor recovery proceedings, or similar procedures.

(3) Non-Existence of Violations. To the Sellers’ knowledge, the execution and performance of this Agreement by the Sellers do not (i) violate any applicable laws or government approvals concerning the Subsidiary, (ii) breach the organizational documents of the Subsidiary, (iii) result in any limitations on the Subsidiary’s shares or assets, (iv) constitute a violation or default under any agreement binding the Subsidiary or relating to its shares or assets, or (v) have any other significantly adverse effect on the Subsidiary. To the Sellers’ knowledge, no necessary third-party approvals are required for the execution and performance of this Agreement by the Subsidiary.

(4) Subsidiary’s Financial Statements. To the Sellers’ knowledge, the financial statements of the Subsidiary have been prepared in accordance with relevant laws and International Financial Reporting Standards (IFRS). The consolidated and separate financial condition, operating results, changes in equity, and cash flows of the Subsidiary are accurately and fairly presented as of the date and for the periods indicated in the financial statements. Except for the liabilities reflected in the financial statements of the Subsidiary, there are no debts, liabilities, or obligations (including external debts or contingent liabilities) existing for the Subsidiary.

[Annex 7.2]

(5) Compliance with Laws. To the Sellers’ knowledge, the Subsidiary has complied with all applicable laws related to its current business operations, and there have been no sanctions imposed by government agencies on the Subsidiary for violations of laws. There is no anticipated risk of sanctions due to violations of laws.

(6) Government Approval. To the Sellers’ knowledge, the Subsidiary has obtained all necessary government approvals in connection with its current business operations, and these approvals are legally and validly existing. The Subsidiary has complied with the conditions required by these government approvals and has not engaged in any acts that could lead to their cancellation or suspension. There are no existing lawsuits related to these government approvals against the Subsidiary, and there is no anticipated risk of such lawsuits.

(7) Litigation. To the Sellers’ knowledge, there are no ongoing or pending lawsuits related to the business of the Subsidiary, and there is no anticipated risk of such lawsuits arising.

[Annex 7.2]

Annex. 7.2

Statement and Warranty of the Buyer

The buyer represents and warrants to the sellers as of the execution date and closing date of this agreement that the following statements are true and accurate. However, specific statements and warranties based on a particular date are true and accurate as of that specific date.

(1) The buyer is a corporation duly established and validly existing under the laws of the Republic of Korea.

(2) The buyer has the necessary authority and qualification to enter into and perform the obligations under this agreement.

(3) The buyer has completed all valid and legal internal authorization procedures, including board resolutions, necessary for entering into and performing the obligations under this agreement.

(4) This agreement has been validly executed by the buyer and is binding and enforceable against the buyer in accordance with the terms and conditions of this agreement.

(5) The execution of this agreement and the performance of obligations hereunder by the buyer do not violate the articles of incorporation of the buyer or any applicable laws.

[Annex 7.2]